FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the of October, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









                              HSBC BANK CANADA

                    THIRD QUARTER 2007 RESULTS^ - HIGHLIGHTS

   - Net income attributable to common shares was C$145 million for the quarter ended 30 September 2007, an increase of 5.1 per cent over the quarter ended 30 September 2006.


   - Net income attributable to common shares was C$419 million for the nine months ended 30 September 2007, an increase of 13.6 per cent over the same period in 2006.


   - Return on average common equity was 21.3 per cent for both the quarter and nine months ended 30 September 2007 compared with 23.0 per cent and
     21.2 per cent, respectively, for the same periods in 2006.


   - The cost efficiency ratio was 48.9 per cent and 50.8 per cent for the quarter and nine months ended 30 September 2007 compared with 48.2 per cent and 51.3 per cent, respectively, for the same periods in 2006.


   - Total assets were C$63.6 billion at 30 September 2007 compared with C$55.9 billion at 30 September 2006.


   - Total funds under management were C$27.1 billion at 30 September 2007 compared with C$22.4 billion at 30 September 2006.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$145 million for the quarter ended 30 September 2007, an increase of C$7 million, or
5.1 per cent, from C$138 million for the third quarter of 2006. Net income attributable to common shares for the nine months ended 30 September 2007 was C$419 million compared with C$369 million for the same period in 2006, an increase of C$50 million, or 13.6 per cent.

Net income attributable to common shares in the nine months ended 30 September 2007 benefited from gains of C$21 million after related income taxes, on the sale of the bank's shares in the Montreal Exchange. Excluding these gains, net income attributable to common shares for the nine months ended 30 September 2007 increased by 7.9 per cent from the same period last year.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said:"HSBC Bank Canada recorded satisfactory results in the third quarter with good growth in revenue and net income compared to previous periods. The strong Canadian economy and strategic investments in key businesses and markets drove growth. The recent volatility in international credit and liquidity markets has provided evidence that we need to continue to manage our businesses prudently.

"For the remainder of 2007 and into 2008, we plan to continue our existing strategy of enhancing sales through careful expansion in key target markets and improving operational efficiencies while maintaining close control over credit quality. We continue to work on global initiatives with the HSBC Group and recently, along with 34 other countries and territories, we launched HSBC Global Premier, a product that offers the world's mass affluent the most comprehensive global banking and wealth management service in the market. Global Premier leverages HSBC's presence in 83 markets to provide customers with seamless international service."

Net interest income

Net interest income was C$319 million for the quarter ended 30 September 2007 compared with C$282 million for the same quarter in 2006, an increase of C$37 million, or 13.1 per cent. The increase was driven by growth in assets in all businesses. Average interest-earning assets were C$5.9 billion or 12.2 per cent higher compared with the same period in 2006. The net interest margin increased to 2.33 per cent for the quarter compared with 2.31 per cent for the same period in 2006.

Net interest income in the third quarter of 2007 was C$12 million higher compared with the second quarter of 2007. An increase in the Canadian prime rate during the quarter together with higher commercial loan volumes improved net interest income. This was partly offset by higher interest rates on deposits, as a result of the widening credit spreads recently experienced in international credit and liquidity markets. The net interest margin was four basis points higher than the previous quarter.

On a year-to-date basis, net interest income was C$920 million compared with C$824 million for the same period last year, an increase of C$96 million, or
11.7 per cent. Year-to-date net interest income in 2007 benefited from continued growth in assets across all businesses, partially offset by a decrease in net interest margins to 2.30 per cent compared with 2.34 per cent in 2006.

Non-interest revenue

Non-interest revenue was C$184 million for the third quarter of 2007 compared with C$160 million in the same quarter of 2006, an increase of C$24 million, or
15.0 per cent. Investment administration fees were higher as the bank's funds under management in the wealth management business continued to record strong growth. Deposit and payment service charges and credit fees increased as a result of increased customer activity. Capital market fees were lower arising from lower activity as a result of uncertainties in the markets, particularly from new issue underwriting and advisory mandates. Trading income was higher, mainly due to positive impacts of changes in the carrying values of certain debt obligations recorded at fair value. Investment securities gains were lower due to an increase in the fair value of the bank's investments in private equity funds recorded in the third quarter of 2006, not repeated in the third quarter of 2007.

Non-interest revenue was C$7 million higher in the third quarter of 2007 compared with the previous quarter, mainly due to higher trading revenues as noted above offset by a reduction in investment securities gains on sale of shares in the Montreal Exchange included in the second quarter and a reduction in capital market fees, particularly from lower market activity impacting underwriting and advisory mandates.

On a year-to-date basis, non-interest revenue was C$546 million, C$63 million, or 13.0 per cent, higher compared with C$483 million for the same period last year. Trading income was higher than the same period in 2006, mainly due to positive impacts of changes in the carrying values of certain debt obligations recorded at fair value. Investment administration fees increased due to growth in funds under management, and deposit and payment service charges were also higher. Investment securities gains were higher due to the sale of the bank's Montreal Exchange shares, partially offset by a lower increase in fair value of the private equity funds than that recorded in 2006.

Non-interest expenses and operating efficiency

Non-interest expenses were C$246 million for the third quarter of 2007 compared with C$213 million in the same quarter of 2006, an increase of C$33 million, or
15.5 per cent. Salaries and employee benefits expenses were higher in 2007 due to an increase in the employee base as a result of strategic growth initiatives in new branches in Alberta and the Greater Toronto Area. Investments were also made in the Direct Bank, Private Banking and Wealth Management and the Payments and Cash Management businesses. Stock-based compensation and pension plan costs were also higher than in the comparative period. Premises and equipment expenses were higher due to the opening of new branches, investments in systems and higher transaction costs arising from increased customer activity. Marketing expenses also increased as we continued to build the HSBC brand in Canada. The cost efficiency ratio of 48.9 per cent increased marginally compared with the same period in 2006.

Non-interest expenses for the third quarter of 2007 were also little changed compared with the second quarter of 2007. Salaries and benefits were lower as a result of decreased variable compensation resulting from lower capital market revenues and lower employee benefit costs seasonally experienced in the third quarter. This was offset by higher other expenses due to increases in corporate capital taxes, marketing and other infrastructure expenses.

On a year-to-date basis, non-interest expenses were C$744 million compared with C$670 million for the same period last year, an increase of C$74 million, or
11.0 per cent. Salaries and benefits expenses were higher due to an increased employee base, increased variable compensation, and higher pension costs. Other expenses were higher due to continued investment in the business, as well as higher costs arising from increased customer transactions. The cost efficiency ratio improved to 50.8 per cent compared with 51.3 per cent for the same period in 2006.

Credit quality and provision for credit losses

The provision for credit losses was C$21 million for the third quarter of 2007, compared with C$5 million in the third quarter of 2006, and C$12 million for the second quarter of 2007. Overall credit quality remains sound, reflecting prudent lending standards and strong economic conditions in Canada. The increased charge in the third quarter of 2007 compared to the same period last year is due to additional provisions related to a single commercial exposure compared to an unusually low loan loss experience in 2006 where corporate default rates were at historically low levels.

Gross impaired credit exposures were C$206 million, C$11 million higher compared with C$195 million at 30 June 2007, and C$40 million higher compared with C$166 million at 30 September 2006. Total impaired exposures, net of specific allowances for credit losses, were C$139 million at 30 September 2007 compared with C$141 million at 30 June 2007 and C$117 million at 30 September 2006.

The general allowance for credit losses of C$269 million remained unchanged from 30 June 2007 and 30 September 2006. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.75 per cent at 30 September 2007 compared with 0.74 per cent at 30 June 2007 and 0.80 per cent at 30 September 2006. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

The effective tax rate in the third quarter of 2007 was 35.2 per cent, which was comparable to 34.9 per cent in the same quarter of 2006 and 35.5 per cent in the second quarter of 2007. On a year-to-date basis in 2007, the effective tax rate was 34.5 per cent compared with 36.4 per cent for the same period last year primarily due to a higher level of gains subject to a lower tax rate and higher non-deductible expenses in 2006.

Balance sheet

Total assets at 30 September 2007 were C$63.6 billion, an increase of C$6.8 billion from 31 December 2006 and C$7.7 billion from 30 September 2006. The loan portfolio continues to be a major driver of balance sheet growth. Commercial loans and bankers' acceptances grew C$3.3 billion since 31 December 2006 on the continued strong economy, particularly in Western Canada. Residential mortgages increased C$0.9 billion, before securitisation during the period. Balance sheet management activity in the Treasury and Markets business has increased the securities portfolio by C$1.9 billion although this was offset by slight decreases in balances under reverse repurchase agreements.

Total deposits increased C$3.3 billion to C$47.5 billion at 30 September 2007 from C$44.2 billion at 31 December 2006 and by C$4.7 billion from C$42.8 billion at 30 September 2006. Growth in personal deposits resulted largely from the new High Rate and Direct Savings accounts. Commercial deposits were higher due to growth in term products, driven by improved product offerings in the Payments and Cash Management business and growth in commercial banking relationships. Other liabilities increased largely from an increase in short positions in securities resulting from an increase in activities in the Treasury and Markets business.

Compared with the balance at 30 September 2006, total assets were higher largely due to growth in commercial loans and markets activities. Residential mortgages were also higher. Deposit growth benefited from increased cash management balances from corporate customers as well as personal deposit growth from the High Rate and Direct Savings accounts.

Total assets under administration

Funds under management were C$27.1 billion at 30 September 2007 compared with C$25.8 billion at 30 June 2007 and C$22.4 billion at 30 September 2006. Including custody and administration balances, total assets under administration were C$36.4 billion compared with C$34.8 billion at 30 June 2007 and C$31.3 billion at 30 September 2006.

Growth in funds under management in 2007 benefited from strong acquisitions of new clients, strong investment sales and the success of Private Client products assisted by growth in equity markets.

Capital management

The tier 1 capital ratio was 8.5 per cent and the total capital ratio was 10.9 per cent at 30 September 2007. These compare with 8.8 per cent and 11.5 per cent, respectively, at 30 June 2007 and 8.9 per cent and 11.1 per cent, respectively, at 30 September 2006.

In addition to net income, regulatory capital increased from an issuance of C$400 million in subordinated debentures in the second quarter of 2007. This was partially offset by dividends declared on preferred and common shares and the redemption of C$100 million and C$25 million in subordinated debentures in the second and third quarters of 2007 respectively.

Accounting policies adopted in 2007

Effective 1 January 2007, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards relating to the recognition, measurement and disclosure of financial instruments including hedges and comprehensive income. Although these standards were adopted prospectively without restatement of prior year comparatives, the impact on initial adoption as well as the effects of certain transitional adjustments have been recorded as adjustments to opening retained earnings or opening accumulated other comprehensive income. Although there was no material impact on the results for the third quarter arising from the adoption of these new standards, more detailed information on the impact of adopting these standards was included in HSBC Bank Canada's first quarter 2007 report to shareholders.

Dividends

During the third quarter of 2007, C$65 million in dividends were declared and paid on the bank's common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 31 December 2007, to shareholders of record on 14 December 2007.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 10,000 offices in 83 countries and territories and assets of US$2,150 billion at 30 June 2007, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Copies of HSBC Bank Canada's third quarter 2007 report will be sent to shareholders in November 2007.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.



HSBC Bank Canada                                                                                Summary

                                                               Quarter ended          Nine months ended
Figures in C$ millions                  30Sept07      30Jun07       30Sept06      30Sept07     30Sept06
(except per share amounts)

Earnings
Net income attributable
  to common shares                           145          135            138           419          369
Basic earnings per share                    0.30         0.28           0.28          0.86         0.76

Performance ratios (%)
Return on average common equity             21.3         20.7           23.0          21.3         21.2
Return on average assets                    0.91         0.86           1.01          0.90         0.94

Net interest margin^                        2.33         2.29           2.31          2.30         2.34

Cost efficiency ratio^                      48.9         51.2           48.2          50.8         51.3
Non-interest revenue:total revenue ratio    36.6         36.6           36.2          37.2         37.0

Credit information
Gross impaired credit exposures              206          195            166

Allowance for credit losses                  336          323            318
- As a percentage of gross impaired
  credit exposures                           163%         166%           192%
- As a percentage of gross loans
  and acceptances                           0.75%        0.74%          0.80%

Average balances
Assets                                    62,934       63,286         53,945        62,301       52,512
Loans                                     38,405       37,067         34,144        37,164       33,226
Deposits                                  47,588       46,691         42,206        46,717       41,033
Common equity                              2,693        2,618          2,387         2,623        2,326

Capital ratios (%)
Tier 1                                       8.5          8.8            8.9
Total capital                               10.9         11.5           11.1

Total assets under administration
Funds under management                    27,129       25,795         22,372
Custody accounts                           9,279        9,012          8,973
Total assets under administration         36,408       34,807         31,345


^ Net interest margin is net interest income divided by average interest earning assets for the period.

^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.


                                                             Consolidated Statement of Income (Unaudited)


Figures in C$ millions                            Quarter ended                        Nine months ended
  (except per share amounts)               30Sept07     30Jun07     30Sept06     30Sept07       30Sept06

Interest and dividend income
Loans                                           663         616          566        1,876          1,551
Securities                                       70          71           47          199            136
Deposits with regulated
  financial institutions                         61          62           59          182            172

                                                794         749          672        2,257          1,859
Interest expense

Deposits                                        464         431          383        1,308          1,015
Debentures                                       11          11            7           29             20
                                                475         442          390        1,337          1,035

Net interest income                             319         307          282          920            824

Non-interest revenue
Deposit and payment service charges              25          25           23           73             67
Credit fees                                      30          28           28           85             80
Capital market fees                              21          29           27           82             85
Investment administration
  fees                                           33          33           26           96             75
Foreign exchange                                 10           9            8           28             23
Trade finance                                     6           6            6           18             18
Trading revenue                                  40          16           18           70             52
Investment securities gains                       -          10            5           35             23
Securitisation income                            10           9           10           29             29
Other                                             9          12            9           30             31
                                                184         177          160          546            483

Total revenue                                   503         484          442        1,466          1,307

Non-interest expenses
Salaries and employee benefits                  132         139          120          414            379
Premises and equipment                           31          32           26           94             82
Other                                            83          77           67          236            209
                                                246         248          213          744            670
Net operating income before
  provision for credit losses                   257         236          229          722            637
Provision for credit losses                      21          12            5           43             17

Income before taxes and
  non-controlling interest in income
  of trust                                      236         224          224          679            620
Provision for income taxes                       81          77           76          228            219
Non-controlling interest in income
  of trust                                        6           7            6           19             19
Net income                                      149         140          142          432            382
Preferred share dividends                         4           5            4           13             13
Net income attributable to
  common shares                                 145         135          138          419            369

Average common shares outstanding (000)     488,668     488,668      488,668      488,668        488,668
Basic earnings per share (C$)                  0.30        0.28         0.28         0.86           0.76


                                                 Condensed Consolidated Balance Sheet (Unaudited)
                                                      At 30Sept07     At 31Dec06     At 30Sept06
Figures in C$ millions
                                                                               ^               ^
Assets
Cash and deposits with Bank of Canada                         384            368             386
Deposits with regulated financial institutions              4,066          4,346           4,753

                                                            4,450          4,714           5,139

Available for sale securities                               4,675              -               -
Investment securities                                           -          3,604           3,225
Trading securities                                          1,920          1,162           1,821
Other securities                                               59              -               -
                                                            6,654          4,766           5,046

Assets purchased under reverse repurchase agreements        4,552          4,760           3,843

Loans
- Businesses and government                                20,995         17,819          17,500
- Residential mortgage                                     14,220         14,016          13,597
- Consumer                                                  4,612          3,728           3,855
- Allowance for credit losses                                (336)          (327)           (318)
                                                           39,491         35,236          34,634

Customers' liability under acceptances                      5,237          5,130           4,880
Derivatives                                                   737            308             215
Land, buildings and equipment                                 136            121             100
Other assets                                                2,301          1,735           2,037
                                                            8,411          7,294           7,232
Total assets                                               63,558         56,770          55,894

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions                          2,608          1,469           1,889
- Individuals                                              18,244         17,039          16,648
- Businesses and governments                               26,683         25,665          24,278
                                                           47,535         44,173          42,815

Acceptances                                                 5,237          5,130           4,880
Assets sold under repurchase agreements                       686            162             290
Derivatives                                                   941            316             208
Securities sold short                                       1,461            715           1,215
Other liabilities                                           3,372          2,413           2,700
Non-controlling interest in trust and  subsidiary             430            430             430
                                                           12,127          9,166           9,723

Subordinated debentures                                       799            563             559

Shareholders' equity
- Preferred shares                                            350            350             350
- Common shares                                             1,125          1,125           1,125
- Contributed surplus                                         205            202             199
- Retained earnings                                         1,416          1,191           1,123
- Accumulated other comprehensive income                        1              -               -
                                                            3,097          2,868           2,797
Total liabilities and shareholders' equity                 63,558         56,770          55,894

^Certain prior period amounts have been reclassified to conform with the current period presentation.

                                               Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                            Quarter ended             Nine months ended
                                       30Sept07     30Jun07      30Sept06      30Sept07        30Sept06
Figures in C$ millions

Cash flows provided by/(used in):
- operating activities                      205         389           128         1,060             312
- financing activities                    1,867          62         1,677         3,953           4,082
- investing activities                   (1,721)       (771)       (1,021)       (4,680)         (4,652)

(Decrease) increase in cash and
  cash equivalents                          351        (320)          784           333            (258)
Cash and cash equivalents,
  beginning of period                     4,020       4,340         4,158         4,038           5,200
Cash and cash equivalents,
  end of period                           4,371       4,020         4,942         4,371           4,942

Represented by:
Cash resources per balance sheet          4,450       4,851         5,139
- less non-operating
  deposits^                                 (79)       (831)         (197)
Cash and cash equivalents,
  end of period                           4,371       4,020         4,942



^Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 October, 2007